Fax

LIBERTY INTERNATIONAL

RECEIVED
2007 MAY -1 A 6:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

SUPPL

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	30 April 2007
Pages:	3		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

07022984

Ruth Pavey
Senior Company Secretarial Assistant

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

LIBERTY
INTERNATIONAL

April 30, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Quarterly Report".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Senior Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

File No. 82-34722

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF QUARTERLY REPORT

Liberty International PLC announces that it will release its quarterly report for the period ended 31 March 2007 on Tuesday 1 May 2007.

There will be a conference call beginning at 9.00 a.m. (London Time) on Tuesday 1 May 2007 to discuss the report. Further details of the conference call can be obtained from Vanessa Laybourn of Hudson Sandler.

30 April 2007

Enquiries:

Susan Folger	Company Secretary, Liberty International PLC	+ 44 20 7887 7004
Vanessa Laybourn	Hudson Sandler Limited	+44 20 7796 4133 vlaybourn@hudsonsandler.com

END